25 August 2017

Mr. George (Ken) Schuler

Mining Engineer

US Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549-7010

United States of America

E-mail address: schulerg@sec.gov

Telephone No. +1 202 551 3718

Fax No. +1 202 772 9368/9369

Gold Fields Limited

Reg. 1968/004880/06

Gold Fields Technical Services

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel direct: +27 11 562-9951

Cell: +27 82 322 6556

hschnetler@goldfields.co.za

www.goldfields.co.za

Dear Mr. Schuler

Gold Fields received a comment letter dated August 8, 2017 setting forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission on the Form 20-F for the year ended December 31, 2016 (File No. 001-31318). We are currently finalising the Company’s response to the Staff’s comments but would like to request an opportunity to discuss a specific technical matter with you in advance of our submission, which is central to the effective communication of our response to the Staff’s Note 4.6 on Amortisation and Depreciation of Mining Assets, page F-13.

Staff’s comment:

Please disclose the type(s) of Resources (measured, indicated and/or inferred) included in your amortisation and depreciation base. In addition, disclose the nature of the judgments and estimates made by management in determining the useful lives and amortisation and depreciation of your mining assets providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please also disclose your history of converting Resources into Reserves.

We respectfully request a conference call at your convenience early next week to explain Gold Fields’ approach and methodology applied to profiling the Reserves, Resources and gold ounces that are included in the Company’s amortisation and depreciation base. The call will focus on the Company’s Australian assets, which because of their specific geologically setting, reflect a methodology that ensures information on the assets’ anticipated life extension and therefore ‘useful life’ beyond the Proved and Probable reserve is both technically relevant and meaningful for amortisation and depreciation application.

To provide context and a summary of the technical item at hand, we have set forth below information that is intended as a pre-read in advance of our call so that you are able to prepare any queries that you would like to discuss.

It would be appreciated if your department could review this information and advise if a call is necessary to clarify any items or alternatively confirm that the approach and methodology applied is sound for determining the anticipated extended life of mine and therefore ‘useful life’ of the Australian assets for depreciation and amortization purposes.

As per IAS 16 paragraph 57, the useful life of an asset is defined in terms of the asset’s expected utility to the entity. The estimation of the useful life of the asset is a matter of judgement based on the technical knowledge and track record of the entity and experience gained from similar assets. Based on the experience and knowledge of the company, the useful life of the Australian operations will exceed the life profiled by the current Proved and Probable Reserves.

Mine assets are generally amortised over Proved and Probable Reserves. The exception, being at the Australian operations, where the overall mineral rights at each site are amortised over a larger mining inventory representative of the mining operations full site potential.

Gold Fields’ Australian mines are deemed highly prospective due to the Orogenic style of gold mineralisation that characterises these properties. Orogenic orebodies tend to occur in clusters at varying scales and their geological characteristics, size, grade and geometry typically support ongoing discovery and conversion to Reserves over multi-decade periods. Orogenic orebodies can have significant vertical and horizontal dimensions and “grow volumetrically” with time as extensional exploration and development advances. The importance of exploration momentum and ongoing funding in the more prospective areas of the mine properties is essential to realise annual discovery that supplies the pipeline of projects to replenish production depletion and grow the Reserve base.

Orogenic style orebodies, by their nature, characteristically support operations that report relatively short Proved and Probable Reserve (life of mine) profiles at any selected point in time, generally showing 5 to 7 years. Importantly, depending on life cycle stage, Orogenic assets generally have a track record of replenishing Reserves through cyclical discovery (exploration converting pre-resource or endowment to Resource) and Resource to Reserve conversion, thereby extending life in response to the assets ‘geological endowment’. Gold Fields’ multi-year phased investment in exploration is aimed at realising each mines geological endowment potential plus finding and defining high quality orebodies that will support the new generation of pits and underground mines.

Outlined below is the exploration expenditure at the Australian operations:

All amounts in USD’million
Operation	2016	2015	2014	2013
Agnew	21.2	15.6	13.6	4.2
Granny Smith	16.4	13.5	11.7	2.5
St Ives	30.5	31.8	22.4	21.1
Darlot	8.2	7.2	6.8	1.2
Total	76.3	68.1	54.5	29.0

Dedicated exploration teams utilise a fully integrated and multi-method approach to target generation, prospectivity mapping and exploration stage gating, with the objective of maintaining a healthy pipeline of projects capable of delivering new Resources and Reserves to sustain the mines.

It would be technically extremely challenging and financially very onerous to attempt to define the full extent of all orebodies present on the lease area within a short space of time. Rather than drilling out a full orebody upfront, which can happen with other orebody styles, sufficient drilling is undertaken to establish an initial economic target to support a preliminary mine plan. An ongoing drilling programme is then commissioned, utilising optimal drill site locations, to extend the Reserve footprint concurrently with mining. This process of incremental Resource extension and conversion campaign drilling can continue for significant periods, with new Reserves being defined and reported annually to replace production depletion and sustain the life of mine (LoM).

The Australian operating mines also cover very large areas of highly prospective ground. For example, St Ives covers a lease area of over 120,000 hectares. Concurrently with the continued drill out of known mines, exploration continues across the remainder of the lease. This exploration continues to identify new ore bodies which over time will become the new mines for St Ives.

The mineral rights were capitalised on acquisition based on the purchase price allocation performed at the time of acquisition, plus any subsequent acquisitions at cost. No other additions to the mineral rights are subsequently incurred. At the time the investment decision was made, significant value was attributed to ounces beyond Proved and Probable Reserves, albeit at incrementally lower confidence levels, due to the nature of the Western Australian ore bodies and this value was capitalised as part of the above assets.

The company would not have invested in the assets on a valuation that included Proved and Probable Reserves only, as this inherently undervalues the assets. In this orogenic geological context and with supporting history, it is commonly known that at Western Australian gold mines, reportable Reserves traditionally and significantly understate the gold that can potentially be recovered from the properties either through conversion of Resources to Reserves or from the discovery of new ore-bodies on the existing lease area. As a result of the above, the following ounces were taken into consideration in order to determine a value for the asset when the investment decision was made:

•	Proved and Probable Reserves

•	Inferred Resources

•	Pre-Resource ounces (endowment), defined as ‘order of magnitude’ ounces that were modelled as representative of potential future discovery and value

Where it is anticipated that the mine life will significantly exceed the Proved and Probable Reserves, the extended mine life (‘useful life’) is estimated annually using a methodology that takes account of current exploration information, ongoing exploration funding and activity and the geological potential for discovery in prospective areas, in order to assess the likely future recoverable gold from a particular ore body or property. Such estimates are adjusted to reflect the level of confidence in the assessment and the probability of conversion to Reserves. The probability of conversion is based on historical experience and trends demonstrated from similar geological and mining conditions.

In order to provide a detailed explanation of the components that contribute to the useful life/ LoM, St Ives will be used as a case study example.

Reserves

Reserves are determined in accordance with the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC”) code, 2016 edition. Detail on Reserves is disclosed in Item 4 Reserves of Gold Fields as at December 31, 2016 on page 46 of the Form 20-F.

Resources

Resources are determined in accordance with the South African Code for the reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC”), 2016 edition. As regulated, Resources are not disclosed in the 20-F so a brief description of how they are determined is warranted to provide context for their inclusion in the amortisation model.

As per the SAMREC definition, a Resource is a concentration of solid material of economic interest in the Earth’s crust in such form that the grade or quality and quantity show reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of the Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Importantly, Resources are subdivided in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories.

Measured Resources may convert to either Proved Reserves or Probable Reserves depending on the modifying factors and Indicated Resources may convert to Probable Reserves.

Inferred Resources cannot convert to Reserves, without further drilling being performed, due to their lower level of geoscientific knowledge and confidence. This relationship is shown in the schematic inset above and the Exploration results component reflects the information incorporated in the profiling of the pre-Resource ounces.

Pre-Resource ounces (endowment)

The determination of the pre-Resource ‘endowment’ ounces incorporated in the amortisation and depreciation of the assets in Australia is based on the following methodology:

1.	Use of the appropriate planning metal price.

2.

Assumptions on future exploration funding and activity and anticipated success based on the entities track record; the ‘order of magnitude’ of the grade and tonnage anticipated from discovery is used to derive the pre-Resource or ‘endowment’ ounces.

3.

Pre-Resource ounces are subject to risk and uncertainties and it is reasonable that changes could occur which may affect the figures over time. These uncertainties are taken into consideration when estimating the endowment used in the depreciation and amortisation calculation.

4.

Mining and processing capacities, mining and processing costs, together with capital requirements and rehabilitation costs are all considered to ensure that modelled ounces will be economically recoverable.

Using conservative factoring, a relatively small portion of the pre-resource or endowment ounces are included, due to the nature of the orogenic style ore bodies at the Gold Fields operations and because of the material positive impact they have on the useful life of the assets. Relevant characteristics of the Australian assets mining ‘orogenic’ style orebodies include:

•

Orogenic ore bodies are characteristically structurally controlled and usually take the form of veins or ‘shoots’ of mineralisation that ‘pinch and swell’ within predictable mineralisation corridors. Typically, these ore bodies require relatively intense drilling to define and profile at confidence levels suitable for mine planning and Mineral Reserve reporting. As a consequence, their full extent cannot be defined ‘upfront’ and scheduled exploration and Resource definition drilling programmes will normally grow and upgrade the Resource and Reserve base over the full life of the operation.

•	Typical ~5-7 year LoM plans that have the inherent capability to replace Reserve depletion and extend longevity well beyond this timeframe through ongoing discovery and conversion.

•	Companies tend to only drill-out enough Reserves to provide ~5-7 years of future production, typically in line with infrastructure, geotechnical and budgetary constraints.

•	Having a well-stocked project pipeline with projects spanning the various milestone stage gates.

•

Although known Reserves characteristically do not extend beyond several years (~5-7) on any particular deposit, the nature of orogenic systems characteristically provide long lived, sustainable gold operations.

•

The long term business plans and strategic plans in Australia reflect extended lives beyond the Proved and Probable Reserves constraint based on reasonable assumptions around discovery, Resource definition, conversion to Reserves and production.

St Ives has been producing gold since 1981 and management considers the life cycle and maturity of the operation when calculating endowment ounces. The chart below depicts the St Ives production (gold) history compared to the declared Resources and Reserves since inception (Gold Fields (GFI) acquired St Ives at the end of 2001). In this period, more than 13 million ounces of gold have been depleted from the Reserve base, while the annual declared Reserve, in the period the Gold Fields has owned the mine, has varied between 3.1 and 1.5 million ounces, with the December 2016 declaration at 1.7 million ounces. This shows the inherent upside and potential within the lease area to maintain Resources and Reserves at commercially viable levels. Please note that GFI report their Resources inclusive of Reserves.

The waterfall chart below shows the Reserve (Proved & Probable) as declared in 2002 compared to the December 2016 declaration, with the Reserves depleted against Reserves replaced.

Please note that both the Reserve and Resource replacement graphs below are inclusive of changes over time such as metal price and exchange rate fluctuations, modifying factors, mining and milling rates and methods, which may impact the replacement. It does however demonstrate the broader prospectivity of the property and robustness of the orebodies over time.

The waterfall chart below shows the Resource (Measured, Indicated and Inferred) as declared in 2002 compared to the December 2016 declaration, with the Resources depleted against Resources replaced.

History of Resource to Reserve conversion

Since 2010, the average annual conversion from Resource to Reserve has been ~ 50%. This ratio is affected by a higher gold price (~15%) used for the Resource declaration and the fact that Inferred Resources (~27% of total Resources) do not convert to Reserves.

The chart below presents historical observed information on the inherent capacity for the Australian assets to maintain Resource and Reserve levels and thereby replenish production depletion over multi decade periods. Therefore, providing that sufficient exploration expenditure and activity is maintained, the life of these operations consistently exceed their Proved and Probable Reserves.

Yours sincerely

Tim W Rowland	Heinrich Schnetler

Vice President: Geology and Planning	Manager: Mineral Resource Management